 Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. announces to its shareholders and the market in general, complementary to the Announcements to the Market published on August 21, 2015 and November 23, 2015, that its subsidiaries Itaú Seguros S.A. and Itaú Vida e Previdência S.A., in their capacity as shareholders of IRB-Brasil Resseguros S.A. (“IRB”), have today filed a communication to the Brazilian Securities and Exchange Commission to withdraw from the registration of the Public Offering for a Secondary Distribution of common shares of IRB (“Offering”) in view of the current unfavorable conditions in the market for executing the Offering.

São Paulo (SP), February 18, 2016.

MARCELO KOPEL

Investor Relations Officer